Exhibit 99.1

 TAT Technologies  Corporate Presentation May 2017

 Forward Looking Statements  This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-looking statements.Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.

 Investment Highlights    TAT is a leading provider of heat management solutions, related accessories andservices for the aerospace and defense industries. Target marketsDesign and Manufacturing (OEM)Heat management solutions: components and systemsMaintenance, repair and overhaul (MRO)Heat management solutions, APU, landing gears, jet engines blades

             Founded in 1969Acquired Limco in 1993Acquired Piedmont in 2005Acquired Turbochrome in 2015  > 500 customers (Boeing, Lockheed Martin, Airbus, Embraer …)   More than 600 employees in 4 locations: Gadera and Kiryat Gat, IsraelTulsa, Oklahoma, USAKernersville, North Carolina, USA   NASDAQ and Tel Aviv stock exchange traded (Ticker: TATT)  59.5% held by Fimi Opportunity Funds  TAT Group – Key Facts  Revenue: YTD March 31 2016: $ 23.6MYTD March 31 2017: $ 27.1M

 TAT Group –Senior Management    In position since June 2016Former Head of the Israeli Defense Intelligence and Commander of the IDF Ground Forces Command. Retired in 2002Founder and Chairman of Spire Security Solutions Ltd. and Nyotron Information Security LtdPrior positions:2007-2015: Chairman of the Board of Logic Industries Ltd2007-2010: Chairman of the Board of Plasan Sasa Ltd2002-2005: CEO Elul Technologies Ltd  Amos Malka  Chairman of the Board    In position since April 2016Prior experience: President – Mapco Express (subsidiary of Delek US Holdings Inc)CEO – Metrolight LtdCEO – Rostam Ltd (acquired by Albaad Massout Yitzhak Ltd)  Igal Zamir  President & CEO    In position since July 2015Prior experience:CFO– Altair-Semiconductors CFO – Provigent - acquired by Broadcom (NASDAQ: BRCM)Senior auditor - PwC   Guy Nathanzon  CFO

   Aviation Industry – Market Trends

 1.  Target Markets   Design and manufacturing of heat management components Heat exchangersCold platesOil CoolersFuel submerged HX

 Hydraulic Systems Fuel Submerged Oil Cooler Air Cooled Oil Cooler  Component Locations  Power ElectronicsCold Plates (Weather Radars + Avionics+ Entertainment)Heat Exchangers (Same)  APU Oil Cooler  EngineOil Cooler  Galley Auxiliary HX Chillers              Air SystemsPre-cooler (Bleed Air System)Emergency HX (Bleed Air System/ECS)Condenser (ECS)Reheater (ECS)Dual Heat Exchanger (ECS)Humidifier (Humidification System)Ozone Converter (ECS)Water Extractor (ECS)

 Component Locations    Hydraulic Systems Oil Cooler  Engine Oil Cooler  Main Gearbox Oil Cooler

 Target Markets   Design and manufacturing of heat management systems From components to system levelPECS: power electronics cooling systemsAir Conditioning Systems   2.

 3.  Target Markets   Design and manufacturing of fuel flow accessoriesFuel valvesSolenoid valvesFuel control valvesFuel pumps

 4.  Target Markets   Maintenance, repair and overhaul (MRO) Heat Exchangers APU Landing gearsJet engines blades

 Commercial Platforms  Airbus A300, A310, A319, A320, A321, A330  Bombardier CRJ   ATR 42, 72   PilatusPC-12  Boeing 737, 747, 767, 777  SukhoiSuper Jet  CessnaCJ-3, CJ-4, Citation-X, Caravan  EmbraerERJ145, ERJ170, ERJ190

 Defense Platforms  BoeingF-15  Boeingv22  BoeingF-18  BoeingCH-47  BoeingAH-64  Iron Dome  SikorskyUH-60  SikorskyCH-53  Lockheed MartinF-16

         Service centers          Air Forces  Customer Base          Air Lines          OEM

 Strength / Differentiators    Over 40 years of experience – proven competence in demanding aerospace world            Technology    Unique manufacturing capabilities – 4 facilities world wide, including dip brazing and vacuum brazing, EBW            Manufacturing Expertise    FAA, EASA, AS9100, Honeywell authorized repair center for APUs            Customers Relationships and Certifications

 Capabilities and Expertise      CertificationsAS 9100ISO 9001Preferred Supplier for: Boeing, Lockheed MartinAviation Authorities Certifications: FAA, EASA, DGAC, Thai, CAAV, NADCAP   Authorized Repair Station – Honeywell

 Growth Drivers  Going upstream in the chain (from components to systems)Enter into new platforms – aviation and groundMaintenance, repair and overhaul (MRO) of new parts Organic growth and acquisitionsExpand to new territories: Eastern Europe, Asia, UK etc

 Revenue Trend

 Revenue Trend

 Q1’17  2016  2015  2014  2013  2012  $ Millions   27.1  95.8  85.6  80.7  79.6  77.9  Revenue  5.6  19  13.7  16.2  17.8  18.5  Gross Profit  20.7%  19.9%  16.0%  20.1%  22.4%  23.7%  Gross Margin  1.9  4.1  5.6  3.8  5.3  5.4  Operating Income  7.0%  4.3%  6.5%  4.7%  6.7%  6.9%  Operating Margin  1.2  0.1  5.8  1.4  2.8  -1.7  Net Income (loss)  2.9  7.8  3.6  5.9  7.2  7.3  EBITDA  10.7%  8.1%  4.2%  7.3%  9.0%  9.4%  EBITDA %  Financial Results - Annual  (*) During 2016 the Company had $ 2.7 million tax expenses related to distribution of dividends from foreign subsidiaries (**) During 2015 the company had $ 4.8 million gain on bargain purchase related to acquisition

 Financial Results - Quarterly  Q1’17  Q4’16  Q3’16  Q2’16  Q1’16  Q4’15  Q3’15  Q2’15  Q1’15  $ Millions   27.1  25.0  23.7  23.5  23.6  21.7  21.9  21.5  20.5  Revenue  5.6  5.8  4.9  4.4  3.9  2.3  3.4  4.2  3.8  Gross Profit  20.7%  23.3%  20.7%  18.6%  16.7%  10.6%  15.5%  19.5%  18.5%  Gross Margin  1.9  2  1.5  0.3  0.3  2.9  0.5  1.1  1.1  Operating Income  7.0%  8.4%  6.3%  1.3%  1.3%  13.5%  2.3%  5.4%  5.3%  Operating Margin  1.2  1.6  0.9  -2.5  0.04  3  0.2  0.7  2.0  Net Income (loss)  2.9  3.1  2.4  1.2  1.1  (1)  1.1  1.8  1.6  EBITDA  10.7%  12.3%  10.2%  5%  4.7%  (4.6%)  5.0%  8.4%  8.0%  EBITDA %  (*) Following a periodic assessment of its long-term projects, the Company updated its estimates of profits expected to be earned from certain long-term contract. This assessment resulted in a decrease in revenues for the first quarter of 2017 in an amount of $0.5 million and a decrease of $0.4 million in net income

 Strong Balance Sheet  Q1’17  2016  2015  2014  2013  $ Millions   24.8  22.4  26.8  28.0  29.9  Cash And Deposits  68.8  66.7  70.8  70.8  73.8  Working Capital  113.8  112.0  109.6  99.2  108.9  Total Assets  0.0  0.0  0.0  0.0  0.9  Debt  90.3  88.7  91.4  85.5  85.6  Equity  (*) During 2016 the company distributed a cash dividend of $3.0 million

 Dividend Distribution History  Total  Q1’17  2016  2015  2014  2013  2012  2011  2010  2009  2008  2007  2006  $ Millions   20.6  3.0*  3.0  -  2.0  -  2.5  -  -  6.3  -  2.6  1.2  Cash Dividend  *In May 17, 2017 the company declared on a cash dividend of $3 million payable on June 21, 2017 to shareholders of record on June 7, 2017.